Filing under Rule 425 under

the U.S. Securities Act of 1933

Filing by: Mitsubishi Tokyo Financial Group, Inc.

Subject Company: UFJ Holdings, Inc.

MTFG SEC File No. 1-10277

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

The Bank of Tokyo-Mitsubishi, Ltd

UFJ Bank, Ltd

Manulife Life Insurance Company

UFJ Bank to Offer Investment Annuity, “Premiere”

Co-developed by MTFG and Manulife Life Insurance

Sales of Premiere by MTFG surpassed ¥100 billion in the first six months

Tokyo, October 26, 2004 — UFJ Bank, Ltd. (President, Takamune Okihara), a subsidiary of UFJ Holdings, Inc., (President and CEO, Ryosuke Tamakoshi), will offer investment annuity, Premiere starting late December 2004, which was co-developed by The Bank of Tokyo-Mitsubishi, Ltd. (President, Nobuo Kuroyanagi), a subsidiary of Mitsubishi Tokyo Financial Group, Inc. (MTFG) (President and CEO, Nobuo Kuroyanagi), and Manulife Life Insurance Company (President and CEO, Geoff Crickmay).

Plans to offer Premiere through UFJ Trust Bank, Ltd (President and CEO, Shintaro Yasuda) and UFJ Tsubasa Securities Co., Ltd. (President and CEO, Kimisuke Fujimoto) are also underway.

Prior to the completion of the proposed management integration, MTFG and UFJ Holdings will proceed with a series of business alliances in various areas to ensure that their customers are able to enjoy the benefits from the integration right away. The sale of Premiere through UFJ Bank is being promoted as part of a business alliance in retail operations of the two groups.

Premiere was launched at The Bank of Tokyo-Mitsubishi and Mitsubishi Securities Co., Ltd. (President and CEO, Koichi Kane), in April 2004, and subsequently at Mitsubishi Trust and Banking Corporation (President and CEO, Haruya Uehara) in July. With its unique feature to offer a 110% annuity capital guarantee introduced for the first time ever in Japan, Premiere has been well accepted by customers and its sales surpassed ¥100 billion in the first six months after the launch. Premiere has now become the leading individual annuity insurance product offered by MTFG. In the future, we plan to offer Premiere not only through UFJ Bank but also through UFJ Trust Bank and UFJ Tsubasa Securities so that the customers of the UFJ Group will be able to enjoy the benefits of the unique features of this popular annuity insurance product.

MTFG and UFJ Holdings will continue to enhance both the convenience and quality of their products/services for customers through ongoing expansion of operational tie-ups between the two groups.

For more information, please contact:

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications/IR Office	03-3240-8136
UFJ Holdings,Inc.	Corporate Communications Office	03-3212-5460
The Bank of Tokyo-Mitsubishi, Ltd.	Corporate Communications Office	03-3240-2950
UFJ Bank, Ltd.	Corporate Communications Office	03-3212-5460
Manulife Life Insurance Company	Corporate Communications	0424-42-7076

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:

Mr. Hirotsugu Hayashi	Mr. Shiro Ikushima
26F Marunouchi Bldg.,	1-1 Otemachi 1-chome,
4-1 Marunouchi 2-chome,	Chiyoda-ku Tokyo 100-8114 Japan
Chiyoda-ku Tokyo 100-6326 Japan
81-3-3240-9059	81-3-3212-5458
Hirotsugu_Hayashi@mtfg.co.jp	shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at http//www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG does not undertake any obligation to update or revise any forward-looking information or statements.

(Reference)

Features of the new investment annuity insurance, Premiere

Allowing customers to invest proactively and safely

Guarantee of annuity capital at 110% of the basic benefit amount available for the first time in Japan

The most significant feature of Premiere is that it offers three guarantees: “Death Benefit Guarantee at 100%”, “Annuity Capital Guarantee at 100%”, and, subject to the addition of the 110% GMAB rider, “Annuity Capital Guarantee at 110%” of the basic benefit amount. These guarantees are in addition to its basic function as an investment annuity that allows customers to increase, receive, and pass on financial assets. Premiere provides customers with diversified global investing options and allows even risk-averse customers to invest actively while minimizing the risk of asset erosion.

“Annuity Capital Guarantee at 110%” of the basic benefit amount

Premiere is the first product of its kind in Japan to provide an annuity guarantee at 110% of the basic benefit amount, subject to certain conditions, regardless of investment performance. All net investment gains will be reflected in the annuity capital when investment performance has been strong, and the annuity capital will also be guaranteed to the level of at least 110% of the basic benefit amount even if investment performance has been poor, provided that the investment period has been at least 20 years, and that on completion of the period, benefits are paid as an annuity.

“Annuity Capital Guarantee at 100%” of the basic benefit amount

Even for investment periods under 20 years, annuity payments are guaranteed to be at least 100% of the basic benefit amount regardless of investment performance, as long as the investment period is at least 11 years (differing according to the age of the policy holder) and funds are received in annuity payments during the payout phase.

“Death Benefit Guarantee at 100%” of the basic benefit amount

If the policyholder dies during the investment period, the death benefit is guaranteed to be at least 100% of the basic benefit amount, regardless of investment performance.

Asset growth—a variety of investment funds for flexible investing

Premiere features an easy-to-understand investment structure comprised of four balanced investment funds (Global Diversified 20, Global Diversified 30, Global Diversified 45, and Global Diversified 50) allowing diversified investing in equities and bonds from both Japan and overseas. Investments are made in beneficiary certificates of the investment trusts that invest in the various assets.

Premiere provides customers with efficient diversified global investments that take into account currency risks and fluctuations in the value of equities and publicly listed companies. Customers are able to choose from these special accounts, investing as they wish in one or multiple funds in 1% increments. Switching is available up to 12 times each year free of charge.

Receiving assets—numerous payout schemes to meet customers’ various financial plans

Premiere allows customers to choose how they receive their future annuity in accordance with their individual needs and financial plans. Options, subject to certain conditions, include term certain annuities, whole life annuities with guaranteed period, and joint spousal annuities.

Customers have the opportunity to convert their policies into a fixed annuity at any time after five years have elapsed since issue, and may also convert to an immediate annuity at any time after ten years have elapsed since issue. Policyholders are also able to withdraw up to 10% of the accumulated value of their policy (with no charge) once each year (from the second year onward) during a withdrawal window period.

Transferring assets—advantages that only life insurance can offer

Policyholders are able to appoint death benefit beneficiaries. Death benefits are tax-exempt provided that the policyholder and insured are the same individual and that the death benefits are received by a legal heir (per Article 12 of the Inheritance Tax Law). With Premiere, policyholders can also add a Survivor Annuity Rider to ensure that part or all of the death benefit can be received in annuity payments.

UFJ Bank to offer Investment Annuity, “Premiere” October 26, 2004

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc

Manulife Life Insurance Company

Strategic Alliance between

BTM and Manulife

In March 2004, BTM entered into a strategic alliance with Manulife who is a global insurance and financial group.

The first co-developed product since the alliance

Sold only by BTM among leading Japanese banks

Investment Annuity, “Premiere”

Premiere was launched at BTM and Mitsubishi Securities in April 2004,and at Mitsubishi Trust and Banking Corporation in July 2004.

Guarantee of annuity capital at 110% of the basic benefit amount available for the first time in Japan.

Has investment aspect as well as guarantee feature

? To realize the guarantee of annuity capital at 110%, customers need to fulfill some requirements.

Sales of Premiere by MTFG was over 100 Billion Yen in April to Sep.2004

MTFG Sales of Individual Annuity Products

(100milion Yen)

0

500

1,000

1,500

2,000

2,500

3,000

2003.4-2003.9

2003.10-2004.3

2004.4-2004.9

Premier

Other products

Sales of over 100B yen for the first six months.

Has become the leading individual annuity insurance product offered by MTFG

UFJ Bank to offer Premiere

Part of a series of business alliances in various areas between MTFG and UFJ Holdings prior to the completion of the proposed management integration .

UFJ Bank to offer the benefits from the integration to its customers.

Synergy effect of enhancing Premiere’s brand name recognition.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. ("MTFG") may file a registration statement on Form F-4 ("Form F-4") with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. ("UFJ") with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. **U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination.** The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:
Mr. Hirotsugu Hayashi
26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-6326 Japan
81-3-3240-9059
Hirotsugu_Hayashi@mtfg.co.jp

UFJ CONTACT:
Mr.Shiro Ikushima
1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114
Japan
81-3-3212-5458
shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at http//www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although MTFG's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG does not undertake any obligation to update or revise any forward-looking information or statements.